EXHIBIT 99.1

Estre Announces the Sale of its Biogas Energy Generation Business to AIMCo

SÃO PAULO, June 18, 2019 – Estre Ambiental, Inc. (NASDAQ: ESTR) (the “Company”), the publicly traded parent company of Estre Ambiental S.A. (together with the Company and its subsidiaries, “Estre”), makes the following announcements.

Sale of Biogas Energy Business

On June 12, 2019, the Company entered into a share purchase agreement with several investment entities of the Alberta Investment Management Corporation (“AIMCo”), a Canadian pension fund, pursuant to which the Company agreed to sell all of its interest in its operating energy generation business to AIMCo. The Company’s operating energy generation business comprises the Company’s direct and indirect subsidiaries Guatapará Energia S.A., Estre Energia Renovável Participações S.A., Curitiba Energia SPE Ltda. and SPE Tremembé Energia Ltda. The Company’s pre-operational energy generation companies SPE Paulinia Energia Ltda. and Piratininga Energia e Participações Ltda. are not included in the sale and will be retained by the Company.

The share purchase agreement provides that the enterprise value for the biogas energy generation business is approximately R$105 milion, calculated on a debt-free, cash-free basis, assuming that the Company owned 100% of the business. Taking into account, among other things, the debt and cash position of the business, dividends payable by the companies to be sold and the minority interest in the business, as of March 31, 2019, the cash consideration payable to the Company was estimated at R$30 million.

Upon signing of the transaction on June 12, 2019, AIMCo paid R$30 million to the Company, with any increase in consideration reflecting the agreed-upon enterprise value being payable upon completion of the transaction, which is expected to occur by the end of August 2019. If the transaction is not completed for any reason, the Company will be required to repay the R$30 million consideration that has been paid to the Company by AIMCo.

Completion of the transaction is subject to certain conditions precedent, including (i) finalization of legal due diligence to the satisfaction of AIMCo, (ii) amendments being made to certain biogas supply agreements entered into with third parties on terms mutually agreed between the Company and AIMCo, (iii) approval of the transaction by the holders of the Company’s debt instruments that comprise substantially all of its indebtedness, (iv) approval of the transaction by the relevant market authority, and (v) satisfaction of certain other customary conditions precedent and documentary requirements.

The Company is using the R$30 million upfront payment to improve its current liquidity position. The Company continues to engage in other efforts to generate additional liquidity, including continuing negotiations in respect of the sale of certain other assets, as further disclosed in our 2018 Annual Report on Form 20-F.

Purchase of Certain Ordinary Shares of the Company

As disclosed in public filings made with the US Securities and Exchange Commission (the “SEC”) by the relevant parties, on May 31, 2019, certain entities affiliated with BTG Pactual G7 Holding S.A. sold 44.0% of our outstanding ordinary shares (corresponding to an 39.19% economic interest in the Company) to Energy Sustainable, a company incorporated in the Cayman Islands whose sole shareholder is Mr. Hamilton Liborio Agle. In a Schedule 13D filed with the SEC on June 10, 2019, Energy Sustainable and Mr. Agle disclosed that the share purchase agreement relating to the sale of such ordinary shares of the Company was entered into taking into account that AIMCo is analyzing an investment opportunity with respect to the Company and that AIMCo is fully aware of the terms and conditions of the share purchase agreement. Such Schedule 13D also discloses that AIMCo has confirmed that AIMCo would honor the economic terms of such sale of ordinary shares in the event it makes an investment in the Company.

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, financial position, results of operations, cash flow and prospects. Statements regarding the implementation of future actions, including with respect to its financial results, plans, strategies and management, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws, regulations and contractual obligations; the ability of the Company to restructure its existing indebtedness; the outcome of judicial and administrative proceedings to which Estre is or may become a party, such as class actions or tax assessments brought by governmental and regulatory agencies, or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in the company’s management and directors; the company’s indebtedness and liquidity position; the ability of the Company to execute its business plan and strategies, including responding to changing market conditions and making adjustments to operate at a smaller scale; the effectiveness of the Company’s risk management policies and procedures, including operational risk; the outcome of competitive bidding processes and the costs associated with termination or non-renewal of contracts; general economic and market conditions, industry conditions; and other operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations.

Contacts

Investor Relations

ir@estre.com.br

+55 11 2124 3100

Media Relations

press@estre.com.br